Exhibit 99.8

NICE CXone WFO Brings Enterprise-Class Workforce Optimization to
Amazon Connect Customers

The industry’s leading cloud workforce optimization suite offers a robust set of capabilities for engaging employees and driving customer satisfaction while reducing costs

Hoboken, N.J., September 20, 2017 – NICE (Nasdaq: NICE) today announced that it is offering its market-leading CXone Workforce Optimization (WFO) suite as a cloud-native application on Amazon Web Services (AWS) to Amazon Connect customers. This integration gives users powerful and flexible WFO features, enabling an exceptional customer experience.

The NICE CXone platform enables continuous and non-disruptive feature delivery as organizations using Amazon Connect scale up or down to meet specific business needs. The full suite of CXone WFO solutions includes advanced forecasting capabilities, agent-preference-based scheduling, and user-friendly quality management and recording tools for monitoring, evaluating and coaching employees. Sign-up and onboarding takes only a few minutes, delivering a faster return on investment.

“Workforce optimization plays a critical role for Amazon Connect customers,” said Pasquale DeMaio, General Manager of Amazon Connect at Amazon Web Services, Inc. “The NICE cloud-based CXone WFO product, integrated with Amazon Connect, will provide value to our customers and empower enterprises to deliver world-class customer service experiences.”

Miki Migdal, President of the NICE Enterprise Product Group:
“We are excited to announce our latest initiative in delivering the market’s leading cloud-native WFO solution. By bringing the flexibility of NICE CXone WFO to organizations benefiting from the efficiencies of Amazon Connect’s automatic call distributor (ACD), NICE is enabling contact centers to focus on engaging and optimizing their workforce. And an effective and motivated workforce is the driving factor behind customer satisfaction and meeting business goals.”

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972 9 775 3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.